[SRZ Letterhead]





                                 August 3, 2010

VIA EDGAR

Mr. James E. O'Connor Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


     Re: Robeco-Sage Triton Fund, L.L.C. (File Nos. 333-165950 and 811-21472) (the "Fund")

Dear Mr. O'Connor and Ms. DiAngelo:

     On behalf of the Fund, transmitted for filing pursuant to Rule 497(c) under the Securities Act of 1933, as amended, is the Fund's definitive Prospectus and Statement of Additional Information. Also on behalf of the Fund, we describe the changes incorporated in the Fund's definitive Prospectus that we have made in response to your comments. For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.

     Capitalized terms used but not defined in this letter have the same meanings given in the Fund's Registration Statement.

1. Please revise the underlined section of the following sentence in the Fund's prospectus regarding the Fund's Expense Limitation and Reimbursement
     Agreement: "Reimbursement will be made as promptly as possible but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation IN EFFECT AT THE TIME OF REIMBURSEMENT" so that it reads as follows: "IN EFFECT AT THE TIME THAT THE EXPENSE WAS PAID OR ABSORBED."

          The requested change has been made in the Fund's prospectus.



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August 3, 2010
Page 2


2. PLEASE REVISE THE EXAMPLES IN THE "SUMMARY OF FUND EXPENSES" SECTION OF THE FUND'S PROSPECTUS TO REFLECT THAT THE EXPENSES PAYABLE BY AN INVESTOR FOR THREE, FIVE AND TEN YEAR INVESTMENTS DO NOT TAKE INTO ACCOUNT THE FUND'S EXPENSE LIMITATION.

     The three, five and ten year examples in the Fund's prospectus have been recalculated using the total annual expenses without taking into account the Fund's expense limitation.

3.   PLEASE  REVISE THE NOTE TO THE  FINANCIAL  HIGHLIGHTS  TO CLARIFY  THAT THE
     REFERENCE  TO NOTE  "X" IN THE  NOTE IS A  REFERENCE  TO THE  NOTES  TO THE
     FINANCIAL STATEMENTS, WHICH ARE CONTAINED IN THE FUND'S STATEMENT OF ADDITIONAL INFORMATION.

     The requested clarification has been made to the notes to the Financial Highlights.

4. PLEASE REVISE THE FEE TABLE IN THE "SUMMARY OF FUND EXPENSES" SECTION OF THE FUND'S PROSPECTUS TO REFLECT THAT THE AMOUNT OF ASSETS USED IN THE CALCULATIONS ARE THE FUND'S NET ASSETS AS OF THE FISCAL YEAR ENDED MARCH 31, 2010.

     The requested change has been made.

5. PLEASE CLARIFY IN THE FOOTNOTES TO THE FEE TABLE THAT THE OTHER EXPENSES CALCULATION IS AN ESTIMATE FOR THE CURRENT FISCAL YEAR.

     The requested change has been made in the Fund's prospectus.

     In addition to the foregoing, the Fund acknowledges that:

     o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

                                    Very truly yours,

                                    /s/ George M. Silfen

                                    George M. Silfen